Mail Stop 4561

August 8, 2008

Robert S. Rosenschein
Chief Executive Officer
Answers Corporation
237 West 35th Street
Suite 1101
New York, New York 10001

      Re: **Answers Corporation**
               Registration Statement on Form S-3
               Filed July 30, 2008
               File No. 333-152650

Dear Mr. Rosenschein:

We have limited our review of the above-referenced filing to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 22

1. We note that the table on page 22 indicates that the selling stockholders beneficially own "0" shares prior to the offering. It appears from Section 5 of the Certificate of Designations of the Series A Convertible Preferred Stock (Exhibit 3.1 to Form 8-K filed on June 17, 2008) and Section 2 of the Form of Common Stock Purchase Warrant (Exhibit 10.2 to the Form 8-K) that the shares underlying the Series A Preferred Stock and Warrants are convertible or exercisable "at any time and from time to time" on or after the date of issuance. Thus it appears that the shares are convertible within 60 days and are beneficially owned, as defined under Rule 13d-3, by the selling stockholders. Please revise the selling shareholder table to reflect this beneficial ownership or advise.

2. It is also unclear how you determined the number of shares beneficially owned after the offering for each selling shareholder. Please provide footnote disclosure explaining how you calculated the numbers in this column given your statement that the information set forth in the table regarding beneficial ownership after resale is based on the premise that "the selling stockholders will sell all of the shares of common stock owned by such selling stockholder and covered by this prospectus." To the extent the securities underlying the Series B Convertible Preferred Stock and Warrants are exercisable within 60 days, they should also be included in the column describing the shares beneficially owned prior to the offering.

Exhibits

3. Please file or incorporate by reference the agreements defining the rights of the holders of the Series A Convertible Preferred Stock and the Common Stock Purchase Warrants covered by the registration statement as exhibits to the registration statement. See Item 601(b)(4) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions should be directed to Maryse Mills-Apenteng, Staff Attorney, at 202-551-3457 or, in her absence, to me at 202-551-3462. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: 212-930-9725
        Jeffrey J. Fessler, Esq.
        Sichenzia Ross Friedman Ference LLP